Audited Financial Statements and Schedules

Astec Industries, Inc.
401(k) Retirement Plan

Years ended December 31, 1996 and 1995
with Report of Independent Auditors

           Astec Industries, Inc. 401(k) Retirement Plan

             Audited Financial Statements and Schedules

                    December 31, 1996 and 1995


                              Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits, with Fund Information

Statement of Changes in Net Assets Available for Benefits, with
Fund Information

Notes to Financial Statements

Schedules

Schedule of Reportable Transactions

Schedule of Assets Held for Investment Purposes

                       Report of Independent Auditors


Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing
standards.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund and is not a required part of the financial statements. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Chattanooga, Tennessee
July 10, 1997

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Astec Industries, Inc. 401(k) Retirement Plan
Statement of Net Assets Available for Benefits, with Fund Information

December 31, 1996 Fund Information

                                                        Value
                                                        Growth                               Astec
                             Stable       Tactical      and          Growth      Aggressive   Common
                             Value        Allocation    Income       Equity      Growth      Stock       Loan
                             Fund         Fund          Fund         Fund        Fund        Fund        Fund        Total
Assets
Investments (Note 3)         $8,686,666   $2,492,516    $4,960,710   $4,101,090  $6,027,301  $  501,985              $26,770,268
Accrued investment income                                                                           139                      139
Cash and cash equivalents                                                                        37,137                   37,137
Participant notes receivable                                                                              1,476,551    1,476,551
Net Assets                   $8,686,666   $2,492,516    $4,960,710   $4,101,090  $6,027,301  $  539,261  $1,476,551  $28,284,095


December 31, 1995 Fund Information
                                                        Value
                                                        Growth                               Astec
                             Stable       Tactical      and          Growth      Aggressive   Common
                             Value        Allocation    Income       Equity      Growth      Stock       Loan
                             Fund         Fund          Fund         Fund        Fund        Fund        Fund        Total
Assets
Investments (Note 3)         $7,574,510   $2,165,317    $3,438,090   $3,307,602  $4,831,124  $ 379,852   $           $21,696,495
Accrued investment income                                                                          248                       248
Cash and cash equivalents         7,844          201           958          357       1,225     67,658                    78,243
Participant notes receivable                                                                              1,198,912    1,198,912
Net Assets                   $7,582,354   $2,165,518    $3,439,048   $3,307,959  $4,832,349  $ 447,758   $1,198,912  $22,973,898

See accompanying notes.


Astec Industries, Inc. 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits, with Fund Information Year Ended December 31, 1996 Fund Information

                                                      Value
                                                      Growth                              Astec
                             Stable     Tactical      and         Growth     Aggressive    Common
                             Value      Allocation    Income      Equity     Growth       Stock        Loan
                             Fund       Fund          Fund        Fund       Fund         Fund         Fund      Total
Additions to net assets
attributed to:
Investments:   Net appreciation
     (depreciation) in fair
  value of investments       $449,237   $149,932      $891,682    $473,635   $711,070     $(21,659)    $         $2,653,897
Investment income                   5     41,096        62,211      33,398                   2,805      120,340     259,855
                              449,242    191,028       953,893     507,033    711,070      (18,854)     120,340   2,913,752

Contributions:
  Participants                834,587    265,298       441,485     460,561    693,302      108,303                2,803,536
  Employer                    241,903     73,554       117,637     128,892    173,827       29,827                  765,640
                            1,076,490    338,852       559,122     589,453    867,129      138,130                3,569,176

Total additions             1,525,732    529,880     1,513,015   1,096,486  1,578,199      119,276      120,340   6,482,928

Deductions from net assets
attributed to:
   Benefits paid to
      participants            503,905     91,638       145,736     153,786    217,135       17,465       43,066   1,172,731
Total deductions              503,905     91,638       145,736     153,786    217,135       17,465       43,066   1,172,731

Net increase prior to
   interfund transfers      1,021,827    438,242     1,367,279     942,700  1,361,064      101,811       77,274   5,310,197
Interfund transfers            82,485   (111,244)      154,383    (149,569)  (166,112)     (10,308)     200,365
Net increase                1,104,312    326,998     1,521,662     793,131  1,194,952       91,503      277,639   5,310,197
Net assets available for
benefits:
Beginning of year           7,582,354  2,165,518     3,439,048   3,307,959  4,832,349      447,758    1,198,912  22,973,898
End of year                $8,686,666 $2,492,516    $4,960,710  $4,101,090 $6,027,301     $539,261   $1,476,551 $28,284,095

See accompanying notes

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Astec Industries, Inc. and its subsidiaries (the Company) who have completed one year of continuous service and reached age twenty-one. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan is administered by a committee appointed by the Company.

Contributions

Participant contributions are withheld from each payroll in amounts equal to a percentage of the participant's compensation as elected by the participant.
The maximum participant contribution for the plan year is the lesser of $9,500, as indexed by the Internal Revenue Service, or 15% of the participant's base salary. The Company matches 50% of the participant's contribution up to 4% of the employee's earnings. The Plan is fully funded by the Company at the end of each month.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested with respect to their contributions, the Company's matching contributions, and the earnings thereon.


1. Description of Plan (Continued)

Investment Options

Participants may direct employer and employee contributions into any of six investment funds.

Stable Value Fund - Funds are invested in shares of a registered investment company that invests in guaranteed investment contracts (First Stable
Value Fund).

Tactical Allocation Fund - Funds are invested in shares of a registered investment company that invests in debt and equity securities (Phoenix Investments Total Return Fund).

Value Growth and Income Fund - Funds are invested in shares of a registered investment company that invests in equity securities of well-known companies across a wide range of industries (Massachusetts Investors Trust Fund).

Growth Equity Fund - Funds are invested in shares of a registered investment company that invests in common stocks of companies with accelerating earnings and revenues (Twentieth Century Growth Investors Fund).

Aggressive Growth Fund - Funds are invested in shares of a registered investment company that invests in common stocks of small to medium sized companies (Twentieth Century Ultra Investors Fund).

Astec Common Stock Fund - Funds are invested in common stock of the Company.

Participants may change their investment options quarterly.

Participant Notes Receivable

In accordance with IRS guidelines, qualified participants can borrow up to 50% of their vested account balances at a specified interest rate for a maximum term of five years unless used to purchase a primary residence (where the term can be increased). Principal and interest are paid ratably through monthly payroll deductions. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund.


1. Description of Plan (Continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive a life annuity or monthly, quarterly, semi-annual or annual installments over a period of time.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared in accordance with generally accepted accounting principles.

Investments

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Shares of common stock are valued at quoted market prices. The participant notes receivable are valued at cost which approximates fair value.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's investments are summarized in the table below and in the accompanying schedule. Investments that represent 5% or more of the Plan's net assets are separately identified.


                                                            December 31

                                                      1996          1995
Investments at fair value as determined
by quoted market price:
Shares of registered investment companies:
   First Stable Value Fund,
      480,059 and 442,954 shares                      $8,686,666    $7,574,510
   Phoenix Investments Total Return Fund,
      160,601 and 135,502 shares                       2,492,516     2,165,317
   Massachusetts Investors Trust Fund,
      343,064 and 270,503 shares                       4,960,710     3,438,090
   Twentieth Century Growth Investors Fund,
      187,435 and 170,583 shares                       4,101,090     3,307,602
   Twentieth Century Ultra Investors Fund,
      214,571 and 185,030 shares                       6,027,301     4,831,124
Shares of common stock:
Astec Industries, Inc., 52,843 and 38,466 shares         501,985       379,852

                                                      26,770,268    21,696,495
Investments at estimated fair value:
   Participant notes receivable                        1,476,551     1,198,912
Total investments at fair value                      $28,246,819   $22,895,407

4. Administrative Expenses

Administrative expenses of the Plan for 1996 were paid by the Company.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA requirements. If the Plan is terminated or contributions permanently discontinued, benefits will be distributed in accordance with the provisions of the Plan.


6. Income Tax Status

The Internal Revenue Service ruled on November 2, 1994 that the Plan is qualified under Section 401(a) of the Internal Revenue Code and the related trust is, therefore, not subject to tax under existing income tax laws. The plan committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Astec Industries, Inc. 401(k) Retirement Plan
Schedule of Reportable Transactions
Year ended December 31, 1996

                                                                                                   Current Value
                                                                                                   of Asset on
Party                                     Type of          Purchase     Selling       Cost of      Transaction       Net
Involved        Description of Assets     Transaction      Price        Price         Asset        Date              Gain (Loss)

Category (iii) - series of securities transactions

First Trust
  National                                 Several
  Association   First Stable Value Fund    Purchases       $2,436,661   $  -          $2,436,661   $2,436,661        $   -

                                           Several Sales       -          1,773,521    1,597,072    1,773,521          176,449

Massachusetts
Financial
Services
Company         Massachusetts Investors   Several
                Trust Fund                Purchases        1,791,232        -          1,791,232    1,791,232            -

                                          Several Sales         -           748,108      422,010      748,108          326,098


Twentieth
Century
Investors,
Inc.            Twentieth Century Ultra
                Investors Fund            Several
                                          Purchases         2,117,789       -          2,117,789    2,117,789            -

                                          Several Sales        -          1,632,682    1,102,763    1,632,682          529,919

There were no category (i), (ii) or (iv) reportable transactions during 1996.


                 Astec Industries, Inc. 401(k) Retirement Plan
                Schedule of Assets Held for Investment Purposes
                              December 31, 1996

                                                                 Current
      Description of Investment                   Cost           Value

Mutual funds:
First GIC Investment Fund, 480,059 shares         $ 7,761,255    $ 8,686,666
Twentieth Century Ultra Investors Fund,
   214,571 shares                                   5,296,302      6,027,301
Massachusetts Investors Trust Fund,
   343,064 shares                                   4,461,178      4,960,710
Twentieth Century Growth Investors Fund,
   187,435 shares                                   3,858,222      4,101,090
Phoenix Investments Total Return Fund,
   160,601 shares                                   2,554,966      2,492,516

                                                   23,931,923     26,268,283

Common stocks:
Astec Industries, Inc. Common Stock,
   52,843 shares                                      671,304        501,985

Participant notes receivable                        1,476,551      1,476,551

                                                  $26,079,778    $28,246,819

Exhibit 23

                       Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61461) pertaining to the Astec Industries, Inc. 401(k) Retirement Plan (the "Plan") of our report dated July 10, 1997, with respect to the financial statements and schedules of the Astec Industries, Inc. 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.


/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee
July 15, 1997

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on July 15, 1997.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By: /S/ J. Don Brock
J. Don Brock, Chairman
Astec Industries, Inc.
401(k) Retirement Plan Committee